FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)


04012842

Notice – Co[llection and use of personal] information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes [of the administration and enforcement of the provisi]ons of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the re[quired information is made public pursuant to the] securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to a[ny person or company except the securities re]gulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact th[e securities regulatory authority in the jurisdiction in] which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PURE GOLD MINERALS INC

12g 82-3520

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 30 01 04

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☐

SUPPL

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BEUKMAN

GIVEN NAMES: EUGENE

NO.: 1255 STREET: WEST PENDER ST. APT:

CITY: VANCOUVER

PROV: BC POSTAL CODE: V6E 2V1

BUSINESS TELEPHONE NUMBER: 604 - 687 - 2038

BUSINESS FAX NUMBER: 604 - 687 - 3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☐

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	400000							400000	1	
COMMON	200500	05 02 04	90		200000	.10		500	1	
COMMON	ϕ	05 02 04	90	200000		.10		200000	2	BEUKMAN + ASSOC
WARRANTS	223809	05 02 04	90		200000			23809	1	
COMMON	ϕ	05 02 04	90	200000				200000	2	BEUKMAN + ASSOC.

PROCESSED FEB 19 2004 THOMSON FINANCIAL

04 FEB 17 AM 7:21

ATTACHMENT: YES ☐ NO ☒

This form is used as a uniform report for the insider report[ing] requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

I own 100% of Beukman + Assoc.

jlw 2/17

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): EUGENE BEUKMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 16 02 04

BCSC 55-102F6 Rev. 2001 / 8 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE